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                          (MCGUIREWOODS LLP LETTERHEAD)


April 22, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:      SPSS INC. - AMENDMENT NO. 1 TO ANNUAL REPORT ON FORM 10-K/A

Dear Sir or Madam:

         On behalf of SPSS Inc., a Delaware corporation (the "Company"), we hereby submit electronically the Company's Amendment No. 1 to Annual Report on Form 10-K (the "Form 10-K/A") which amends the Company's Annual Report on Form 10-K for fiscal year 2004 filed with the Securities and Exchange Commission on March 16, 2005 (the "Form 10-K").

         Pursuant to Rule 12b-15 promulgated under Securities Exchange Act of 1934, the Form 10-K/A sets forth the complete text of each item of the Form 10-K that is amended by the Form 10-K/A. For ease of reference, the pages of the Form 10-K/A are numbered sequentially so that the Form 10-K/A may be read as a stand-alone document.

         The Company intends to mail an amended and restated version of the Form 10-K to its stockholders in connection with its 2005 Annual Meeting of Stockholders. The printed version of this amended and restated Form 10-K will include the entire text of the Form 10-K, as amended by the Form 10-K/A. In this printed version, the text of the items set forth in the Form 10-K/A will be renumbered so that the amended and restated Form 10-K will be numbered sequentially.

         Please contact the undersigned at (312) 750-2772 at your earliest convenience with any questions you may have.

                                                     Very truly yours,

                                                     /s/ ERIN R. MCQUADE

                                                     Erin R. McQuade